Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 Niamh Lyons Ph: 353-1-663-3602

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2009 FINANCIAL RESULTS
Dublin, Ireland, February 10, 2010 - Elan Corporation, plc today reported its fourth quarter and full-year 2009 financial results and provides financial guidance for 2010.

Elan CEO Kelly Martin said, “during 2009, as the biotechnology industry continued to change significantly, we advanced our multi-year strategy for evolving the company. Our strategic transaction with Johnson & Johnson, now our largest shareholder, accelerated our positioning as a company that vigorously invests in science, technology and people while reducing inherent risks. In 2010, we will remain focused on building out Elan’s unique mixture of science and technology while continuing to reduce risk and infrastructure so that we produce long term benefits for patients and provide a compelling investment thesis for shareholders.”

Commenting on the results, Elan EVP and CFO, Shane Cooke said, “the Company was pleased to have met or exceeded all of its financial guidance for 2009, which reflected a particularly strong financial performance from the Biopharmaceuticals business and a significant improvement in the Company’s liquidity and capital structure. Revenues grew by 11% to $1.1 billion, led by a 30% increase in revenues from Tysabri. This increase, combined with a 9% decrease in operating expenses, before other charges and gains, led to a significant improvement in Adjusted EBITDA to $96.3 million, well ahead of the previously guided $75.0 million and the $4.3 million we reported in 2008. We also completed a strategic review which resulted in the completion of a $1.4 billion transaction with Johnson & Johnson. This transaction and subsequent debt refinancing strengthened our liquidity, reduced our debt and extended its maturity. The net loss before tax for the year decreased by 56% from $297.3 million to $129.8 million mainly as a result of the improved operating performance and a net gain associated with the Johnson & Johnson transaction.

For 2010, we expect to report operating profits before other charges or gains for the first time in several years, driven by our continued growth in revenue and reduced operating expenses.”

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended December 31			Twelve Months Ended December 31
2008 US$m	2009 US$m		2008 US$m	2009 US$m
		Revenue (see page 9)
264.8	297.1	Product revenue	980.2	1,094.3
5.0	2.9	Contract revenue	20.0	18.7
269.8	300.0	Total revenue	1,000.2	1,113.0
124.9	150.4	Cost of goods sold	493.4	560.7
144.9	149.6	Gross margin	506.8	552.3

		Operating Expenses (see page 15)
64.5	61.5	Selling, general and administrative	292.7	268.2
82.2	52.2	Research and development	323.4	293.6
—	(1.0)	Net gain on divestment of business (see page 17)	—	(108.7)
20.8	36.5	Other net charges (see page 17)	34.2	67.3
167.5	149.2	Total operating expenses	650.3	520.4
(22.6)	0.4	Operating income/(loss)	(143.5)	31.9

		Net Interest and Investment Gains and Losses
31.1	33.9	Net interest expense	132.0	137.9
10.8	(0.6)	Net investment (gains)/losses	21.8	(0.6)
—	24.4	Net charge on debt retirement	—	24.4
41.9	57.7	Net interest and investment gains and losses	153.8	161.7

(64.5)	(57.3)	Net loss before tax	(297.3)	(129.8)
(234.0)	0.4	Provision for/(benefit from) income taxes	(226.3)	46.4
169.5	(57.7)	Net income/(loss)	(71.0)	(176.2)

0.36	(0.10)	Basic net income/(loss) per ordinary share	(0.15)	(0.35)
474.7	583.9	Basic weighted average number of ordinary shares outstanding (in millions)	473.5	506.8

0.36	(0.10)	Diluted net income/(loss) per ordinary share	(0.15)	(0.35)
477.1	583.9	Diluted weighted average number of ordinary shares outstanding (in millions)	473.5	506.8

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2008 US$m	2009 US$m		2008 US$m	2009 US$m

169.5	(57.7)	Net income/(loss)	(71.0)	(176.2)
31.1	33.9	Net interest expense	132.0	137.9
(234.0)	0.4	Provision for/(benefit from) income taxes	(226.3)	46.4
18.0	17.6	Depreciation and amortization	70.1	75.0
—	(0.2)	Amortized fees	(2.5)	(0.2)
(15.4)	(6.0)	EBITDA	(97.7)	82.9

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2008 US$m	2009 US$m		2008 US$m	2009 US$m
(15.4)	(6.0)	EBITDA	(97.7)	82.9
10.5	6.1	Share-based compensation	46.0	31.0
—	(1.0)	Net gain on divestment of business	—	(108.7)
20.8	36.5	Other net charges	34.2	67.3
10.8	(0.6)	Net investment (gains)/losses	21.8	(0.6)
—	24.4	Net charge on debt retirement	—	24.4
26.7	59.4	Adjusted EBITDA	4.3	96.3

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net income or loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax, tax benefit and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, net gain on divestment of business, other net charges, net investment gains or losses and net charge on debt retirement.  EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net income/(loss) are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2008 US$m	December 31 2009 US$m
Assets
Current Assets
Cash and cash equivalents	375.3	836.5
Restricted cash and cash equivalents — current	20.2	16.8
Investment securities — current	30.5	7.1
Deferred tax assets — current	95.9	23.9
Other current assets	240.1	274.9
Total current assets	762.0	1,159.2

Non-Current Assets
Intangible assets, net	553.9	417.4
Property, plant and equipment, net	351.8	292.8
Equity method investment	—	235.0
Investment securities — non-current	8.1	8.7
Deferred tax assets — non-current	145.3	174.8
Restricted cash and cash equivalents — non-current	15.0	14.9
Other assets	31.5	42.9
Total Assets	1,867.6	2,345.7

Liabilities and Shareholders’ Equity/(Deficit)
Accounts payable, accrued and other liabilities	334.8	311.5
Long-term debt	1,765.0	1,540.0
Shareholders’ equity/(deficit) (see page 19)	(232.2)	494.2
Total Liabilities and Shareholders’ Equity/(Deficit)	1,867.6	2,345.7

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended December 31			Twelve Months Ended December 31
2008 US$m	2009 US$m		2008 US$m	2009 US$m

(32.6)	(36.6)	Net interest and tax	(135.2)	(141.9)
—	0.8	Divestment of business (transaction/other costs)	—	(18.5)
(18.1)	(5.9)	Other net charges	(31.5)	(18.8)
26.7	59.4	Other operating activities	4.3	96.3
(30.0)	(30.2)	Working capital increase	(31.9)	(3.4)
(54.0)	(12.5)	Cash flows from operating activities	(194.3)	(86.3)

(27.3)	(9.8)	Net purchases of tangible and intangible assets	(138.0)	(88.6)
11.9	5.9	Net proceeds from sale of investments	236.1	28.3
—	—	Net proceeds from divestment of product	2.0	—
—	(269.2)	Cash flows from financing activities	51.6	604.3
0.6	(0.1)	Restricted cash and cash equivalents movement	(5.6)	3.5
(68.8)	(285.7)	Net cash movement	(48.2)	461.2
444.1	1,122.2	Beginning cash balance	423.5	375.3
375.3	836.5	Cash and cash equivalents at end of period	375.3	836.5

Overview

Operating Results

Full-Year 2009

Total revenue for the full-year 2009 increased by 11% to $1,113.0 million, from $1,000.2 million for the same period of 2008. Revenue from the Biopharmaceuticals business grew by 20% for the full-year 2009 while revenue from the Elan Drug Technologies (EDT) business decreased by 9% for the full-year 2009. The increase in revenue from the Biopharmaceuticals business was driven by a solid performance from Tysabri®, which exceeded $1.0 billion in annual global in-market net sales in 2009, and more than offsets reduced sales of Azactam® and Maxipime®. Elan’s recorded sales of Tysabri increased 30% to $724.3 million for the full-year 2009, from $557.1 million for the full-year 2008, consistent with the 30% growth in global in-market net sales of Tysabri to $1,059.2 million for the full-year 2009 from $813.0 million for the full-year 2008. Revenue from the EDT business declined by 9% due principally to lower revenues from Tricor®, Skelaxin® and Luvox®.

For the full-year 2009, the gross margin was $552.3 million, compared to $506.8 million for the full-year 2008.  The increased gross margin principally reflects higher sales of Tysabri, which more than offset lower gross margins on Maxipime, Azactam and the EDT business.

Operating income of $31.9 million for the full-year 2009 includes the net gain on divestment of business of $108.7 million related to the sale of the Alzheimer’s Immunotherapy Program (AIP) business to a subsidiary of Johnson & Johnson. Excluding this net gain on divestment of business and other net charges, the operating loss for the full-year of 2009 was $9.5 million, a decrease of 91% and almost $100 million from an operating loss before other net charges of $109.3 million for the full-year 2008. This improved operating performance resulted from the 11% increase in revenue and the resulting increase in gross margin, combined with a 9% decrease in selling, general and administrative (SG&A) and research and development (R&D) expenses. SG&A expenses declined by 8% and represented 24% of revenues for the full-year of 2009, down from 29% of revenues for the full-year 2008. For the full-year 2009, R&D costs decreased by 9% compared to the same period of 2008 and included $87.0 million (2008: $109.5 million) in relation to AIP.

The improvement in operating performance was driven by the Biopharmaceuticals business which recorded operating losses, before other charges and gains, of $85.7 million in 2009, less than half that recorded in 2008.  This improvement resulted from the 20% increase in revenues combined with a 9% reduction in operating expenses, before other charges and gains. In the EDT business, operating profits before other charges declined by 11% to $76.2 million in 2009 from $85.8 million in 2008.  This reduction was due principally to reduced royalty revenues.

For the full-year 2009, Elan reported Adjusted EBITDA of $96.3 million, compared to Adjusted EBITDA of $4.3 million in the same period 2008. The improvement reflects the better operating performance described above and reflects the significant operating leverage associated with Tysabri, where revenue increased 30% to $724.3 million for the full-year 2009 from $557.1 million for the full-year 2008.

For the full-year 2009, the net loss before tax decreased by 56% to $129.8 million from $297.3 million for the full-year 2008. This decrease reflects principally an improved operating performance together with the $108.7 million gain on divestment of the AIP business as part of the Johnson & Johnson transaction.  The net loss for the full year 2009 increased to $176.2 million, compared to $71.0 million for the same period of 2008 as a result of the impact of non-cash deferred taxes.  The 2008 results benefited from the inclusion of a tax benefit of $226.3 million compared to a charge of $46.4 million in 2009.  This followed the recognition of a net deferred tax asset of $236.6 million in the fourth quarter of 2008 related to Elan’s U.S. tax loss carryforwards, due to the recent and projected future profitability of Elan's U.S. operations. The tax charge for the full-year 2009 includes a non-cash expense of $36.8 million, primarily related to that deferred tax asset, as the underlying loss carryforwards and other deferred tax assets are utilized due to taxable income in the United States. Elan expects its tax expense in future periods to include similar non-cash expenses.

Quarter 4, 2009

For the fourth quarter of 2009, the net loss before tax decreased by 11% to $57.3 million from $64.5 million for the fourth quarter of 2008. This decrease was primarily driven by a strong performance from the Biopharmaceuticals business, offset by an impairment charge of $30.6 million ($18.6 million charge after tax) related to Prialt. The Biopharmaceuticals business recorded operating profits, before other charges and gains, in the fourth quarter of 2009 of $17.7 million, compared to a loss of $42.1 million in the fourth quarter of 2008. The improvement in operating performance of the Biopharmaceuticals business was driven by a 28% increase in revenue coupled with a 26% decrease in SG&A and R&D costs.  Operating profits before other charges from the EDT business declined from $40.3 million to $18.2 million, due principally to reduced royalties from Tricor and Skelaxin along with the scheduled expiry of supply agreements for some smaller legacy products. The decrease of 36% in the total R&D expense in the fourth quarter of 2009, compared to the same period of 2008, was primarily due to the cost savings as a result of the divestment of

AIP in the third quarter of 2009. R&D expenses for the fourth quarter of 2008 included $31.3 million in relation to AIP.

For the fourth quarter of 2009, Elan reported Adjusted EBITDA of $59.4 million, compared to an Adjusted EBITDA of $26.7 million in the same period of 2008.  The improvement principally reflects the strong performance of the Biopharmaceuticals business partially offset by a decline in Adjusted EBITDA for the EDT business.

A reconciliation of Adjusted EBITDA to net income/(loss), is presented in the table titled, “Unaudited Non-GAAP Financial Information – EBITDA,” included on page 3. Included at Appendices I and II are further analyses of the results and Adjusted EBITDA between the Biopharmaceuticals and EDT businesses.

Conclusion of Strategic Review

On January 13, 2009, Elan announced that its Board of Directors had engaged an investment bank to conduct, in conjunction with executive management and other external advisors, a review of Elan’s strategic alternatives.  The purpose of the engagement was to secure access to financial resources and commercial infrastructure that would enable Elan to accelerate the development and commercialization of its extensive pipeline and product portfolio while maximizing the ability of its shareholders to participate in the resulting longer-term value creation.

As described further below, following completion of the strategic review, and subsequent debt refinancing, Elan’s net debt has been reduced by over 50%, from $1.5 billion at June 30, 2009 to $0.7 billion at December 31, 2009, and the weighted average maturity of the debt was extended by approximately 70%, from 35 months prior to the refinancing, to 60 months after the refinancing.

Johnson & Johnson Investment

On September 17, 2009, Elan completed a definitive transaction with Johnson & Johnson whereby Johnson & Johnson acquired substantially all of the assets and rights of Elan related to AIP, through a newly formed Johnson & Johnson subsidiary, Janssen Alzheimer Immunotherapy (Janssen AI). In addition, Johnson & Johnson, through its subsidiary, Janssen Pharmaceutical, invested $885.0 million in exchange for 107.4 million newly issued American Depositary Receipts of Elan, representing 18.4% of Elan’s outstanding ordinary shares. Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialization of AIP. In consideration for the transfer of its AIP rights and assets,

Elan received a 49.9% equity interest in Janssen AI. Elan will be entitled to a 49.9% share of the results of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration with Wyeth (which has been acquired by Pfizer). Elan recognized a net gain on divestment of the AIP business of $108.7 million for the full-year 2009 (see page 17).

Debt Refinancing

On October 2, 2009, Elan completed the offering of $625.0 million in aggregate principal amount of new senior fixed rate notes due 2016 (2016 Fixed Rate Notes). These new notes carry a coupon of 8.75% per year, payable semi-annually in arrears beginning April 15, 2010.

During the fourth quarter of 2009, Elan recorded a net charge on debt retirement of $24.4 million as a result of the early redemption of $850.0 million in aggregate principal amount of the 7.75% senior fixed rate notes due in 2011 (2011 Fixed Rate Notes) (see page 19).

Total Revenue

For the full-year 2009, total revenue increased 11% to $1,113.0 million from $1,000.2 million for the full-year of 2008. Total revenue for the fourth quarter of 2009 increased 11% to $300.0 million from $269.8 million for the same period of 2008. The increase for the full-year and fourth quarter of 2009 were primarily driven by growth in the Biopharmaceuticals business. Revenue from the Biopharmaceuticals business increased by 20% for the full-year 2009 and 28% for the fourth quarter of 2009. Revenue is analyzed below between revenue from the Biopharmaceuticals and EDT business units.

Three Months Ended December 31			Twelve Months Ended December 31
2008 US$m	2009 US$m		2008 US$m	2009 US$m
180.6	231.9	Revenue from the Biopharmaceuticals business	698.6	837.1
89.2	68.1	Revenue from the EDT business	301.6	275.9
269.8	300.0	Total revenue	1,000.2	1,113.0

Revenue from the Biopharmaceuticals business

For the full-year 2009, revenue from the Biopharmaceuticals business unit increased by 20% to $837.1 million from $698.6 million for the full-year 2008. For the fourth quarter of 2009, revenue from the Biopharmaceuticals business increased by 28% to $231.9 million from $180.6 million for the fourth quarter of 2008.  The increases for both periods were primarily due to solid growth in Tysabri sales.

Three Months Ended December 31			Twelve Months Ended December 31
2008 US$m	2009 US$m		2008 US$m	2009 US$m
		Product revenue
114.6	137.4	Tysabri – U.S.	421.6	508.5
37.6	63.1	Tysabri – Rest of world (ROW)	135.5	215.8
152.2	200.5	Total Tysabri	557.1	724.3
20.8	23.9	Azactam	96.9	81.4
4.4	3.1	Prialt®	16.5	16.5
3.1	3.8	Maxipime	27.1	13.2
0.1	0.6	Royalties	1.0	1.7
180.6	231.9	Total revenue from Biopharmaceuticals business	698.6	837.1

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2008 US$m	2009 US$m		2008 US$m	2009 US$m
114.6	137.4	United States	421.6	508.5
101.7	158.9	ROW	391.4	550.7
216.3	296.3	Total Tysabri in-market net sales	813.0	1,059.2

For the full-year 2009, Tysabri in-market net sales increased by 30% to $1,059.2 million from $813.0 million for the full-year 2008. For the fourth quarter of 2009, Tysabri in-market net sales increased by 37% to $296.3 million from $216.3 million for the same period of 2008.  The increases for both of the periods reflect growing patient demand across global markets.  At the end of December 2009, approximately 48,800 patients were on therapy worldwide, including approximately 24,500 commercial patients in the United States and approximately 23,700 commercial patients in the ROW, representing an increase of 6% over the approximately 46,200 patients who were on therapy at the end of September 2009 and a 30% increase over the approximately 37,600 patients who were on the therapy at the end of December 2008. In-market sales and patient numbers grew by approximately 21% in the U.S. market and 40% in the ROW markets.

In the fourth quarter of 2009, 2,600 net patients were added compared to 2,900 in the third quarter of 2009.  Of the net patient additions, 1,500 were added in the ROW markets in the fourth quarter of 2009, which is in line with the 1,500 that were added in the third quarter of 2009. In the United States, 1,100 net patients were added in the fourth quarter of 2009, compared to 1,400 added in the third quarter of 2009.

Tysabri was developed and is being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales for the full-year 2009 of $508.5 million, an increase of 21% over net sales of $421.6 million for the full-year 2008. For the fourth quarter of 2009, Elan recorded net sales of $137.4 million, an increase of 20% over net sales of $114.6 million in the same period of 2008.  Almost all of these sales are for the multiple sclerosis (MS) indication.

At the end of December 2009, approximately 24,500 patients were on commercial therapy, which represents an increase of 5% over the approximately 23,400 who were on therapy at the end of September 2009 and 21% over the approximately 20,200 patients who were on therapy at the end of December 2008.

Tysabri – ROW

In the ROW markets, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.  As a result, in the ROW markets, Elan recorded net revenue of $215.8 million for the full-year 2009, compared to net revenue of $135.5 million for the full-year 2008, an increase of 59%. For the fourth quarter of 2009, Elan recorded net revenue of $63.1 million, compared to $37.6 million for the same period of 2008, an increase of 68%. Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2008 US$m	2009 US$m		2008 US$m	2009 US$m
101.7	158.9	ROW in-market sales by Biogen Idec	391.4	550.7
(56.0)	(77.9)	ROW operating expenses incurred by the collaboration	(236.9)	(280.6)
45.7	81.0	ROW operating profit incurred by the collaboration	154.5	270.1
22.9	40.5	Elan’s 50% share of Tysabri ROW collaboration operating profit	77.3	135.0
14.7	22.6	Elan’s directly incurred costs	58.2	80.8
37.6	63.1	Net Tysabri ROW revenue	135.5	215.8

At the end of December 2009, approximately 23,700 patients, principally in the European Union, were on commercial therapy, an increase of 7% over the approximately 22,200 who were on therapy at the end of September 2009 and 40% over the approximately 16,900 patients who were on therapy at the end of December 2008.

Other Biopharmaceuticals products

For the full-year 2009, revenue from Azactam decreased 16% to $81.4 million, compared to $96.9 million for the full-year of 2008, principally due to supply shortages. Azactam revenue increased 15% to $23.9 million for the fourth quarter of 2009, compared to $20.8 million for the same period of 2008.

Elan will cease distributing Azactam as of March 31, 2010.

Revenue from Prialt was $16.5 million for the full-years 2009 and 2008, and was $3.1 million for the fourth quarter of 2009, compared to $4.4 million for the same period of 2008. The decrease in the fourth quarter was primarily a result of a change in distributor. In the fourth quarter of 2009, we recorded an impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million.

For the full-year 2009, revenue from Maxipime decreased 51% to $13.2 million from $27.1 million for the full-year 2008. The decrease was principally due to generic competition. Maxipime revenue increased to $3.8 million for the fourth quarter of 2009 from $3.1 million for the fourth quarter of 2008. Elan will  cease distributing Maxipime as of September 30, 2010.

Revenue from the EDT business

For the full-year 2009, revenue from the EDT business unit was $275.9 million, a decrease of 9% over the $301.6 million for the full-year 2008. Revenue from the EDT business decreased by 24% to $68.1 million from $89.2 million for the fourth quarter of 2008.

Three Months Ended December 31			Twelve Months Ended December 31
2008 US$m	2009 US$m		2008 US$m	2009 US$m
		Product revenue
		Manufacturing revenue and royalties
22.1	17.0	Tricor	67.7	61.6
11.4	9.1	Skelaxin	39.7	34.9
7.8	6.7	Focalin® XR / RitalinLA®	33.5	32.6
7.8	5.2	Verelan®	24.6	22.1
35.1	27.2	Other	116.1	106.0
84.2	65.2	Total manufacturing revenue and royalties	281.6	257.2

		Contract revenue
5.0	2.9	Research revenue and milestones	17.6	18.7
—	—	Amortized fees	2.4	—
5.0	2.9	Total contract revenue	20.0	18.7

89.2	68.1	Total revenue from the EDT business	301.6	275.9

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties for the full-year or the fourth quarter of 2009 or 2008.  Of the total of $257.2 million for the full-year 2009 (2008: $281.6 million) in manufacturing revenue and royalties, 47% (2008: 47%) consisted of royalties received on products that were not manufactured by Elan. For the fourth quarter of 2009, of the total of

$65.2 million (2008: $84.2 million) in manufacturing revenue and royalties, 52% (2008: 47%) consisted of royalties received on products that were not manufactured by Elan.

Additional analyses of the results between the Biopharmaceuticals and EDT businesses are set out in Appendices I and II. Adjusted EBITDA from the EDT business decreased by 10% to $117.2 million for the full-year 2009, from $129.8 million for the full-year 2008. For the fourth quarter of 2009, Adjusted EBITDA from the EDT business decreased by 46% to $27.6 million from $51.1 million for the same period of 2008.

EDT revenues, and their impact on Adjusted EBITDA, vary from quarter to quarter based on a number of factors including the timing of customer orders and license fees earned, and contractual in-market sales hurdles for royalties.  EDT revenues for the full year and fourth quarter of 2009 were impacted by withdrawal or significantly decreased promotional efforts by EDT’s clients in respect of Skelaxin, Tricor and Luvox.  Revenues were also impacted by the scheduled expiry of supply agreements for some smaller legacy products.

On January 22, 2010, the FDA approved Ampyra™ (dalfampridine) as a treatment to improve walking in patients with MS. Ampyra is the first New Drug Application approved by the FDA for a product using the MXDAS™ technology and is the first medicine approved by the FDA indicated to improve walking speed in people with MS. In June 2009, Acorda licensed the ex-U.S. rights to this product to Biogen Idec, who announced the submission of a Marketing Authorisation Application (MAA) to the EMA and a New Drug Submission to Health Canada in January 2010.

EDT will manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility, under an existing supply agreement with Acorda Therapeutics, Inc.

During the third quarter of 2009, Janssen, a division of Ortho-McNeil-Janssen Pharmaceuticals, announced the approval of Invega® Sustenna™, a once monthly atypical antipsychotic injection, by the FDA. The approval of Invega Sustenna was an important milestone as it marks the first long-acting injectable product approved by regulatory authorities using Elan’s NanoCrystal® technology. Invega Sustenna is the fifth licensed product approved by the FDA using the NanoCrystal technology for various formulations.  On December 4, 2009, Janssen announced it had submitted a MAA for paliperidone palmitate with the European Regulatory Agencies.

During the fourth quarter Emend® (aprepitant) was approved in Japan. Emend is the first product approval in Japan incorporating EDT’s NanoCrystal technology.

Potential generic competitors have challenged the existing patent protection for several of the products from which Elan earns manufacturing revenue and royalties. Elan and its clients defend the parties’ intellectual property rights vigorously. However, if these challenges are successful, Elan’s manufacturing revenue and royalties will be materially and adversely affected.  Revenues from Ampyra and Invega Sustenna are expected to more than offset the loss of revenues from generic competition in the medium term.

Operating Expenses

Selling, general and administrative

Although revenues increased by 11% for the full-year 2009, SG&A expenses decreased by 8% to $268.2 million from $292.7 million for the full-year 2008. The decrease principally reflects lower headcount from the reduction of support activities, lower legal litigation costs, along with continued cost control. For the fourth quarter of 2009, SG&A expenses decreased by 5% to $61.5 million from $64.5 million for the same period of 2008. SG&A expense for the three and twelve months ended December 31, 2009 and 2008 can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2008 US$m	2009 US$m		2008 US$m	2009 US$m
48.1	46.3	Biopharmaceuticals	212.0	203.0
6.4	7.5	EDT	38.4	31.0
4.5	4.5	Depreciation and amortization	17.3	17.2
5.5	3.2	Share-based compensation	25.0	17.0
64.5	61.5	Total	292.7	268.2

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 12.

Research and development

Three Months Ended December 31			Twelve Months Ended December 31
2008 US$m	2009 US$m		2008 US$m	2009 US$m
31.3	—	AIP	109.5	87.0
38.7	40.4	Other Biopharmaceuticals	166.3	159.1
12.2	11.8	EDT	47.6	47.5
82.2	52.2	Total	323.4	293.6

For the full-year 2009, R&D expenses were $293.6 million compared to $323.4 million for the full-year 2008, a decrease of 9%. The decrease primarily relates to the cost savings as a result of the divestment of AIP and the timing of spend on Elan’s key R&D programs. For the full-year 2009, R&D expenses included $87.0 million (2008: $109.5 million) in relation to AIP. For the fourth quarter of 2009, R&D expenses decreased by 36% to $52.2 million from $82.2 million for the same period of 2008, primarily due to the divestment of AIP in the third quarter 2009. R&D expenses in the fourth quarter of 2008 included $31.3 million in relation to AIP.

ELND005 (scyllo-inositol) is an orally administered drug candidate in Phase 2 trials for the treatment of mild to moderate Alzheimer’s disease. In December 2009, Elan and Transition Therapeutics, Inc. announced modifications to the ELND005 Phase 2 and Phase 2 open label extension study (AD251). Patients were withdrawn from the study in the two higher dose groups (1,000mg and 2,000mg dosed twice daily). The Phase 2 study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The AD251 study will be modified to dose patients only at 250mg twice daily. The decision by the companies to take these actions was made in concurrence with the Independent Safety Monitoring Committee (ISMC) following a review of the ongoing ELND005-AD201 study. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 and these deaths has not been established.

The ISMC and both companies concurred that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

During the fourth quarter of 2009, Tysabri data was presented at the College of Gastroenterology Annual Scientific Meeting in San Diego showing that treatment with Tysabri (natalizumab) significantly reduced the rate of hospitalization compared with placebo in patients with moderate–to–severe Crohn’s disease during both induction and maintenance treatment. These results were obtained from retrospective subset analyses of three registrational Phase 3 trials (ENACT-1 [Efficacy of Natalizumab as Active Crohn’s Therapy], ENACT-2 [Evaluation of Natalizumab as Continuous Therapy] and ENCORE [Efficacy of Natalizumab in Crohn’s Disease Response and Remission]), and one open-label study (ENABLE [Evaluation of the Natalizumab Antibody for Long-term Efficacy]).

Net gain on divestment of business

Twelve months ended December 31, 2009
US$m
Investment in Janssen AI	235.0
Intangible assets	(68.0)
Biologics and fill-finish impairment	(41.2)
Transaction and other costs	(17.1)
Net gain on divestment of business	108.7

For the full-year 2009, Elan recorded a net gain of $108.7 million on the divestment of substantially all of the assets and rights of Elan related to its AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI, a newly formed subsidiary of Johnson & Johnson. In consideration for the transfer of these rights and assets, Elan received a 49.9% equity interest in Janssen AI. Elan will be entitled to a 49.9% share of the results of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration. Elan’s equity interest in Janssen AI has been recorded as an equity method investment on the balance sheet at December 31, 2009, at a carrying value of $235.0 million.

Other net charges

Other net charges for the three and twelve months ended December 31, 2009 and 2008 were as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2008 US$m	2009 US$m		2008 US$m	2009 US$m
—	30.6	Prialt intangible asset impairment	—	30.6
15.9	1.3	Severance and restructuring charges	22.0	29.7
—	—	Asset impairment charges	—	15.4
—	—	In-process R&D (PharmatrophiX - p75)	—	5.0
4.7	4.6	Legal settlements and awards	4.7	(13.4)
0.2	—	Deferred transaction costs	7.5	—
20.8	36.5	Total	34.2	67.3

In the fourth quarter of 2009, Elan recorded an impairment charge of $30.6 million ($18.6 million charge after tax) relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million.

For the full-year 2009, other net charges included severance and restructuring charges of $29.7 million and other asset impairment charges of $15.4 million, primarily related to the realignment of resources announced in the first quarter of 2009. For the full-year 2008, other net charges included severance and restructuring charges of $22.0 million principally for the realignment of Elan’s commercial activities in Tysabri for Crohn’s disease and the announced closure of its offices in New York and Tokyo.

These charges in 2009 were partially offset by net legal settlements and awards of $13.4 million comprising a legal award of $18.0 million received in March 2009 from Watson Pharmaceuticals, Inc. (Watson) and a legal settlement of $4.6 million in the fourth quarter of 2009 relating to nifedipine antitrust litigation. The $18.0 million legal award primarily related to an agreement with Watson to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that Elan’s patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed Elan’s patent.

Following on from a settlement in late 2007 with the indirect purchaser class of the nifedipine antitrust litigation, in December 2009 Elan entered into a separate settlement agreement with the individual direct purchasers resulting in a dismissal of this second segment of the litigation and the payment of a settlement amount of $4.6 million by Elan.

Elan is involved in legal and administrative proceedings that could have a material effect on us. In particular, in January 2006 we received a subpoena from the U.S Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, a product we divested to Eisai in April 2004. We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan.

Net Interest and Investment Gains and Losses

For the full-year 2009, net interest and investment gains and losses increased to $161.7 million from $153.8 million for the full-year 2008. This increase was primarily due to a net charge on debt retirement of $24.4 million in the full-year 2009, partially offset by investment impairment charges of $20.2 million in the full-year 2008. During the fourth quarter of 2009, Elan recorded a net charge on debt retirement of $24.4 million as a result of the early redemption of $850.0 million in aggregate principal amount of the 2011 Fixed Rate Notes. The investment impairment charges in 2008 primarily related to an investment in a fund that was reclassified from cash equivalents to debt securities in December 2007, due to dislocations in the capital markets, and the impairment of an investment in auction rate securities.

For the fourth quarter of 2009, net interest and investment gains and losses increased to $57.7 million from $41.9 million for the fourth quarter of 2008. This increase was primarily due to the net charge on debt retirement in the fourth quarter of 2009, partially offset by investment impairment charges in the fourth quarter of 2008.

On October 2, 2009, Elan completed the offering of $625.0 million in aggregate principal amount of new 2016 Fixed Rate Notes. These new notes carry a coupon of 8.75% per year, payable semi-annually in arrears beginning April 15, 2010.

Following the issuance of the 2016 Fixed Rate Notes and the retirement of the 2011 Fixed Rate Notes, Elan’s total debt position has been reduced from $1,765.0 million at September 30, 2009 to $1,540.0 million at December 31, 2009.

Movement in Shareholders’ Equity

Three Months ended December 31, 2009 US$m		Twelve Months ended December 31, 2009 US$m
551.2	Opening shareholders’ equity/(deficit)	(232.2)
(57.7)	Net loss for the period	(176.2)
6.1	Share based compensation	31.5
(3.3)	Minimum pension liability	(1.2)
1.5	Issuance of share capital	872.0
(3.6)	Other	0.3
494.2	Closing shareholders’ equity	494.2

Guidance

Elan is providing guidance as to its financial outlook for 2010.

Elan expects to generate an operating profit before other charges or gains in 2010, driven by increased revenues and decreased costs, and to generate positive cash flow from operations before other charges or gains by the end of 2010.

Total revenues are expected to grow in 2010, driven by growth in Tysabri and the launch of products in EDT’s portfolio. This growth is expected to more than compensate for the expected decline in other revenues, including from Azactam.

The gross profit margin is expected to be in the range of 45% to 50%, reflecting the increased proportion of revenues from Tysabri.

Aggregate SG&A and R&D expenses are expected to be in the range of $475 million to $525 million.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events (including death) associated with Tysabri (including additional cases of PML), and the potential for the successful development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Wyeth (which has been acquired by Pfizer) for the success of AIP; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran® which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix, in particular we will cease distributing Azactam as of March 31, 2010 and we will cease distributing Maxipime as of September 30, 2010; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in its Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended December 31, 2008				Three Months Ended December 31, 2009
Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
180.6	84.2	264.8	Product revenue	231.9	65.2	297.1
—	5.0	5.0	Contract revenue	—	2.9	2.9
180.6	89.2	269.8	Total revenue	231.9	68.1	300.0
96.5	28.4	124.9	Cost of goods sold	120.8	29.6	150.4
84.1	60.8	144.9	Gross margin	111.1	38.5	149.6

			Operating Expenses
56.2	8.3	64.5	Selling, general and administrative(1)	53.0	8.5	61.5
70.0	12.2	82.2	Research and development	40.4	11.8	52.2
—	—	—	Net gain on divestment of business	(1.0)	—	(1.0)
20.8	—	20.8	Other net charges	36.1	0.4	36.5
147.0	20.5	167.5	Total operating expenses	128.5	20.7	149.2
(62.9)	40.3	(22.6)	Operating income/(loss)	(17.4)	17.8	0.4

9.5	8.5	18.0	Depreciation and amortization	9.6	8.0	17.6
—	—	—	Net gain on divestment of business	(1.0)	—	(1.0)
—	—	—	Amortized fees	(0.2)	—	(0.2)
8.2	2.3	10.5	Share-based compensation	4.7	1.4	6.1
20.8	—	20.8	Other net charges	36.1	0.4	36.5
(24.4)	51.1	26.7	Adjusted EBITDA	31.8	27.6	59.4

 (1) General and corporate costs have been allocated between the two segments.

Appendix II

Twelve Months Ended December 31, 2008				Twelve Months Ended December 31, 2009
Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
698.6	281.6	980.2	Product revenue	837.1	257.2	1,094.3
—	20.0	20.0	Contract revenue	—	18.7	18.7
698.6	301.6	1,000.2	Total revenue	837.1	275.9	1,113.0
369.7	123.7	493.4	Cost of goods sold	444.4	116.3	560.7
328.9	177.9	506.8	Gross margin	392.7	159.6	552.3

			Operating Expenses
248.2	44.5	292.7	Selling, general and administrative(1)	232.3	35.9	268.2
275.8	47.6	323.4	Research and development	246.1	47.5	293.6
—	—	—	Net gain on divestment of business	(108.7)	—	(108.7)
34.2	—	34.2	Other net charges	61.6	5.7	67.3
558.2	92.1	650.3	Total operating expenses	431.3	89.1	520.4
(229.3)	85.8	(143.5)	Operating (loss)/income	(38.6)	70.5	31.9

33.5	36.6	70.1	Depreciation and amortization	41.2	33.8	75.0
—	—	—	Net gain on divestment of business	(108.7)	—	(108.7)
—	(2.5)	(2.5)	Amortized fees	(0.2)	—	(0.2)
36.1	9.9	46.0	Share-based compensation	23.8	7.2	31.0
34.2	—	34.2	Other net charges	61.6	5.7	67.3
(125.5)	129.8	4.3	Adjusted EBITDA	(20.9)	117.2	96.3

 (1) General and corporate costs have been allocated between the two segments.